UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

OUTERWALL INC.

(Name of Subject Company)

OUTERWALL INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

Donald R. Rench

Chief Legal Officer, General Counsel and Corporate Secretary

Outerwall Inc.

1800 114th Avenue S.E.

Bellevue, Washington 98004

(425) 943-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jens M. Fischer Lance W. Bass Perkins Coie LLP 1201 Third Avenue, Suite 4900 Seattle, Washington 98101-3099 (206) 359-8000	Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Outerwall Inc., a Delaware corporation (“Outerwall” or the “Company”). The address of the Company’s principal executive office is 1800 114th Avenue S.E., Bellevue, Washington 98004. The telephone number of the Company’s principal executive office is (425) 943-8000.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (including the documents annexed hereto or incorporated herein, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (each such share, a “Share,” and collectively, the “Shares”). As of August 4, 2016, there were 17,215,401 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Aspen Merger Sub, Inc. (“Outerwall Merger Sub”), a Delaware corporation and wholly owned subsidiary of Aspen Parent, Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding Shares at a purchase price equal to $52.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The consummation of the Offer is subject to various conditions, including there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares that (together with the Shares then owned by Outerwall Merger Sub, if any) represents at least a majority of the then-outstanding Shares. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Outerwall Merger Sub with the Securities and Exchange Commission (the “SEC”) on August 5, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. Outerwall Merger Sub and Parent are controlled by certain equity funds managed by Apollo Management VIII, L.P. (“Management VIII”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 24, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Redbox Automated Retail, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Redbox”), Parent, Outerwall Merger Sub, and Redwood Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Redbox Merger Sub”). Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Outerwall Merger Sub will be merged with and into the Company (the “Outerwall Merger”), with the Company surviving as a non-publicly-traded, wholly owned subsidiary of Parent (the “Surviving Corporation”), and, immediately thereafter, Redbox Merger Sub will be merged with and into Redbox (the “Redbox Merger” together with the Outerwall Merger, the “Mergers” and, together with the Offer and the other transactions contemplated by the Merger Agreement

(excluding the financing for the Offer and the Mergers), the “Transactions”), with Redbox surviving the Redbox Merger as a wholly owned subsidiary of the Surviving Corporation. Redbox Merger Sub is controlled by certain equity funds managed by Management VIII. Because the Merger Agreement contemplates that the Outerwall Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no Company stockholder vote will be required to consummate the Outerwall Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Mergers. At the effective time of the Outerwall Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place no later than the date of, and immediately following, the payment for the Shares in the Offer, all remaining outstanding Shares not tendered in the Offer (other than Shares held by (1) the Company as treasury stock, any direct or indirect wholly owned subsidiary of the Company or Parent or Outerwall Merger Sub, which Shares shall be automatically cancelled and shall cease to exist, or (2) stockholders who are entitled to demand and properly demand appraisal rights in accordance with, and in compliance in all respects with the DGCL in connection with the Outerwall Merger) will be cancelled and automatically converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable taxes required to be withheld. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Outerwall Merger on Company Shares and Equity-Based Incentive Awards” below for a description of the treatment of Company stock options, Company time-based restricted stock awards and Company performance-based restricted stock awards.

Outerwall Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on August 5, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 midnight, New York City time, on September 1, 2016 (one minute after 11:59 p.m., New York City time, on September 1, 2016).

The foregoing summary of the Offer, the Mergers and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent, Outerwall Merger Sub and Redbox Merger Sub are located at 9 West 57th Street, 43rd Floor, New York, New York 10019.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Parent, Outerwall Merger Sub or Redbox Merger Sub or their respective executive officers, directors or affiliates (including Management VIII), on the other hand.

Arrangements between the Company and Parent and Outerwall Merger Sub.

Merger Agreement

On July 24, 2016, the Company, Redbox, Parent, Outerwall Merger Sub and Redbox Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to

Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights and obligations among the Company, Redbox, Parent, Outerwall Merger Sub and Redbox Merger Sub in relation to the Offer and the Mergers. The Merger Agreement is included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with additional information regarding the terms of the Merger Agreement and the Transactions. The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent, Outerwall Merger Sub and Redbox Merger Sub. In addition, such representations, warranties and covenants (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by (a) matters specifically disclosed in certain reports filed by the Company with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to Parent, Outerwall Merger Sub and Redbox Merger Sub in the disclosure schedule delivered in connection with the Merger Agreement, (3) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (4) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, (5) will not survive consummation of the Outerwall Merger (except as otherwise stated in the Merger Agreement) and (6) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this Schedule 14D-9 only to provide investors with information regarding the terms of the Merger Agreement and the Transactions, and not to provide investors with any other factual information regarding the Company or its business. In addition, any such confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the Company files with the SEC, including with regard to the Offer and the Mergers.

Equity Funding Letter

Parent has received an equity funding letter, dated July 24, 2016 (the “Equity Funding Letter”), from certain equity funds managed by Management VIII (the “Equity Investors”), pursuant to which the Equity Investors have committed, severally and not jointly, subject to the conditions of the Equity Funding Letter, equity financing (“Equity Financing”) in an aggregate amount up to $630 million, for the purpose of enabling (1) Parent to cause Outerwall Merger Sub to accept for payment and pay for any Shares tendered pursuant to the Offer and (2) Parent to make the payments due under the Merger Agreement in connection with the Outerwall Merger at the Effective Time.

The Equity Investors’ funding obligations under the Equity Funding Letter will terminate automatically and immediately upon the earliest to occur of: (1) the valid termination of the Merger Agreement, (2) the closing of the Mergers, (3) the payment in full by the Equity Investors of the guaranteed obligation under the Limited Guarantee (defined below), and (4) the assertion by the Company or any of its affiliates of certain claims against any Equity Investor or certain other related parties.

The Company is a third party beneficiary of the Equity Funding Letter for the limited purpose of causing the Equity Financing to be funded, but only if the Company is awarded specific performance pursuant to the Merger Agreement.

The foregoing summary and description of the Equity Funding Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Funding Letter, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

The Limited Guarantee

On July 24, 2016, simultaneously with the execution of the Merger Agreement, the Equity Investors provided the Company with a limited guarantee (the “Limited Guarantee”), pursuant to which, among other things, each Equity Investor guarantees, severally and not jointly, the performance of certain of the Parent’s obligations to the Company with respect to certain payments as described in Section 11 of the Offer to Purchase, subject to a maximum aggregate obligation of $53.7 million and the other terms and conditions of the Limited Guarantee.

The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

The Company and Management VIII (and certain of its affiliates in connection with the Offer and Mergers) entered into a confidentiality agreement dated as of April 1, 2016 (the “Confidentiality Agreement”). As a condition to being furnished with Evaluation Material (as defined in the Confidentiality Agreement), Management VIII agreed that such Evaluation Material will be treated confidentially by it and its Representatives (as defined in the Confidentiality Agreement) and will be used solely for the purpose of considering or consummating a possible transaction involving the Company. The Confidentiality Agreement contains customary standstill provisions with a term of one year that would automatically terminate before the expiration of such term in certain situations, including the entry by the Company into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire at least a majority of the outstanding voting securities of the Company or 50% or more of the assets of the Company and its subsidiaries (measured on a consolidated basis). The Confidentiality Agreement expires 18 months after the date of the Confidentiality Agreement.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

Effect of the Outerwall Merger on Company Shares and Equity-Based Incentive Awards

Certain executive officers and directors of the Company hold one or more of the following forms of equity: Shares, Company stock options, Company time-based restricted stock awards and Company performance-based restricted stock awards.

Shares

The Company’s executive officers and directors who tender Shares they own pursuant to the Offer will be entitled to the same Offer Price on the same terms and conditions as the other Company stockholders who tender

Shares pursuant to the Offer. If the Outerwall Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that are not tendered pursuant to the Offer will be entitled to receive the same Merger Consideration on the same terms and conditions as the other Company stockholders whose Shares are converted into the right to receive the Merger Consideration in the Outerwall Merger.

Equity-Based Incentive Awards

Stock Options. Pursuant to the Merger Agreement, each Company stock option outstanding immediately before the Effective Time, whether or not then exercisable or vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the excess, if any, of the Merger Consideration over the per Share exercise price applicable to such Company stock option by (2) the aggregate number of Shares subject to such Company stock option immediately before the Effective Time. Such cash amount will be paid, less any applicable withholding taxes, no later than the third business day following the Effective Time.

Time-Based Restricted Stock and Earned Performance-Based Restricted Stock. Pursuant to the Merger Agreement, each Company time-based restricted stock award and restricted stock awards earned pursuant to performance-based restricted stock awards outstanding immediately before the Effective Time will be vested in full as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the Merger Consideration by (2) the aggregate number of Shares subject to such award immediately before the Effective Time. Such cash amount will be paid, less any applicable withholding taxes, no later than the third business day following the Effective Time.

Unearned Performance-Based Restricted Stock. Pursuant to the Merger Agreement, each Company unearned performance-based restricted stock award outstanding immediately before the Effective Time will be vested at the target level for such award as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the Merger Consideration by (2) the aggregate number of Shares subject to the target level for such award immediately before the Effective Time. Such cash amount will be paid, less any applicable withholding taxes, no later than the third business day following the Effective Time.

Accrued Dividends. All accrued dividends and other distributions (including dividend equivalents) in respect of all Company equity-based incentive awards with a record date prior to the Effective Time which have been authorized by the Company and which remain unpaid at the Effective Time will be paid at the closing of the Outerwall Merger.

For an estimate of the amounts that would become payable to each of the Company’s named executive officers on settlement of their unvested equity-based awards, see “Quantification of Potential Payments to the Company’s Named Executive Officers” below. The Company estimates that the amount that would become payable to all of the Company’s current executive officers (which include each of the named executive officers included in the table under “Quantification of Potential Payments to the Company’s Named Executive Officers” other than Nora M. Denzel) on settlement of their unvested equity-based awards if the Offer closed and the Effective Time occurred on September 30, 2016, based on a price of $52.00 per Share, is $16,879,319 in the aggregate. The Company estimates that the aggregate amount that would become payable to all of the Company’s current non-employee directors on settlement of their unvested equity-based awards if the Offer closed and the Effective Time occurred on September 30, 2016, based on a price of $52.00 per Share, is $872,906 in the aggregate.

Change of Control Agreements

The Company has change of control agreements with each of the Company’s executive officers, including Erik E. Prusch, Galen C. Smith, Donald R. Rench, James H. Gaherity and David D. Maquera, that provide

“double-trigger” payments and benefits in the event of certain terminations of employment occurring in connection with a change of control of the Company. The Transactions constitute a change of control under the terms of the change of control agreements. Accordingly, under the change of control agreements, the executives will generally be eligible to receive the following payments and benefits if the executive’s employment is terminated other than for Cause (as defined in the applicable change of control agreement) or if the executive terminates his employment for Good Reason (as defined in the applicable change of control agreement and described below) within two years after the Transactions (or, solely with respect to Mr. Prusch, in the event his employment with the Company is terminated without Cause after the date on which the Company entered into the Merger Agreement, but prior to the date on which such change of control occurs):

•	the executive’s annual base salary through the date of termination;

•	a prorated bonus calculated as the product of (a) the executive’s target annual bonus with respect to the fiscal year in which the date of termination occurs and (b) a fraction, the numerator of which is the number of days in the then current fiscal year through the date of termination and the denominator of which is 365;

•	any compensation previously deferred (together with any accrued interest or earnings thereon);

•	any accrued but unpaid vacation pay;

•	for Mr. Prusch, an amount as separation pay equal to two (2) times the executive’s annual base salary plus two (2) times the executive’s target annual bonus;

•	for Messrs. Smith, Rench, Gaherity and Maquera, an amount as separation pay equal to the executive’s annual base salary; and

•	an amount equal to up to 18 months (for Mr. Prusch) or up to 12 months (for Messrs. Smith, Rench, Gaherity and Maquera) of COBRA premiums for the executive and the executive’s spouse and dependent children.

Payments for base salary through the date of termination, the prorated bonus, and any accrued but unpaid vacation will be paid in a lump sum within 30 days of the date of termination. Payments of deferred compensation will be paid in accordance with the provisions of the plan under which the compensation was deferred. Payments for the separation pay will be paid in 12 equal monthly installments, beginning the month after termination. If the executive’s employment terminates by reason of death or total disability, the executive (or the executive’s estate or beneficiary, as applicable, in the case of the executive’s death) will receive the executive’s annual base salary through the date of termination, the executive’s prorated bonus (as described above), any compensation previously deferred, and any accrued but unpaid vacation pay.

For purposes of the change of control agreements, “Good Reason” generally includes any of the following events, provided that within specified time frames the executive provides the Company with notice, the Company fails to remedy the event or condition, and the executive actually terminates employment:

•	a decrease in the executive’s annual base salary (for Mr. Prusch, and/or target bonus);

•	a decrease in the executive’s authority, duties, or responsibilities;

•	a relocation of the executive’s principal place of employment more than 50 miles away; or

•	any other material breach of the executive’s change of control agreement.

Prior to signing the Merger Agreement, representatives of Management VIII requested, as a condition to signing, that Mr. Prusch agree to be bound by non-compete provisions for a period of two years following the closing of the Outerwall Merger. Mr. Prusch agreed to do so on July 24, 2016, and entered into an addendum to his change of control agreement with the Company on August 2, 2016 that provides that if Mr. Prusch violates the non-compete provisions contained therein within two years after the closing of the Outerwall Merger, he will immediately forfeit all cash payments received for accelerated equity in the Outerwall Merger and all payments made or to be made under his change of control agreement and return to the Company all such payments theretofore made. In addition, pursuant to the terms of the employment agreements entered into between the Company and each of Messrs. Smith, Gaherity and Maquera, if the executive violates the non-compete provisions contained therein during the one year following termination of employment or the nondisclosure or nondisparagement provisions contained therein, the executive will forfeit any severance payments that become payable under the change of control agreements.

The foregoing summary and description of the change of control agreements and employment agreements does not purport to be complete and is qualified in its entirety by reference to the full texts of the change of control agreements and employment agreements, which are filed as Exhibits to this Schedule 14D-9 and are incorporated herein by reference.

For an estimate of the value of the payments and benefits described above that would become payable to the named executive officers under these change of control agreements if the Effective Time were September 30, 2016 and they all experienced a qualifying termination of employment at such time, see “Quantification of Potential Payments to the Company’s Named Executive Officers” below. The Company estimates that the amount of payments and benefits described above that would become payable to all of the Company’s current executive officers under these change of control agreements if the Effective Time were September 30, 2016 and they all experienced a qualifying termination of employment at such time is $6,289,027 in the aggregate.

None of our executive officers are eligible for tax gross-up payments if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Internal Revenue Code.

Retention Bonus Program

In connection with the Transactions, the Company intends to establish a cash-based retention bonus program for the benefit of certain of its employees, which may include executive officers. The aggregate amount of the retention bonus program pool will not exceed $2,500,000. Any amounts from the retention bonus program will be paid on the date that is 45 days following the Effective Time, subject to the recipient’s continued employment through such payment date; provided that if any recipient’s employment is terminated without cause prior to payment, such individual will remain entitled to such payment.

Continuing Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that it will, or it will cause the Surviving Corporation to, generally honor all of the Company’s employee benefit plans and arrangements (including all severance, change of control, retention and similar plans, agreements and practices) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such plans and arrangements.

As of the Effective Time and for a period of at least one year thereafter (the “Continuation Period”), Parent will, or will cause the Surviving Corporation to, provide each employee of the Company or any of its subsidiaries immediately prior to the Effective Time (1) a salary or hourly wage rate substantially comparable to that provided to such employee immediately prior to the Effective Time, (2) incentive pay opportunities, including bonus and commission opportunities, but not including equity, equity-based awards or any change in control or retention bonuses, that are substantially comparable in the aggregate to those provided to such employee immediately prior to the Effective Time and (3) other compensation and employee benefits (excluding equity, equity-based awards or any change in control or retention bonuses, which will remain discretionary) that are substantially comparable in the aggregate, determined on an individual basis, to those provided to such employee under the compensation and employee benefit plans, programs, policies, agreements, arrangements and practices of the Company and its subsidiaries in effect immediately prior to the Effective Time.

In addition, (1) for the later of the duration of the Continuation Period or the remaining term of any individual employment, severance, or separation agreement in effect immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to, provide each employee of the Company or any of its subsidiaries immediately prior to the Effective Time who suffers a termination of employment under circumstances that would have given the employee a right to severance payments and benefits under the severance practice of the Company or any of its subsidiaries or an individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Effective Time with severance payments and benefits no less favorable than those that would have been provided to the employee under the severance practice of the Company or any of its subsidiaries or such individual agreement or arrangement, (2) Parent will, and will cause the Surviving Corporation to, honor the performance bonus plans of the Company and its subsidiaries in accordance with their terms as in effect immediately prior to the Effective Time and consistent with past practice and (3) Parent will, and will cause the Surviving Corporation to, honor the retention bonus program of the Company and any of its subsidiaries in accordance with its terms as in effect immediately prior to the Effective Time.

For all purposes under all employee benefit plans of Parent, the Surviving Corporation and their respective subsidiaries and affiliates providing benefits to any continuing employee after the Effective Time (the “New Plans”), each employee will receive full credit for such employee’s years of service with the Company and its subsidiaries before the Effective Time, to the same extent as such employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company benefit plan (except to the extent such credit would result in a duplication of accrual of benefits). In addition, (1) Parent will use commercially reasonable efforts to cause, at the Effective Time, each continuing employee to be immediately eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Company benefit plan in which such employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (2) Parent will use commercially reasonable efforts to cause all pre-existing condition exclusions and limitations, actively-at-work requirements and evidence-of-insurability requirements of each New Plan to be waived or satisfied for such employee and his or her covered spouse, domestic partner and dependents to the extent waived, satisfied or not applicable under the analogous Old Plan as of the Effective Time and (3) Parent will use commercially reasonable efforts to cause all eligible expenses incurred by each employee and his or her covered spouse, domestic partner and dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

With respect to any earned but unused paid time off to which any continuing employee is entitled pursuant to the Company’s paid time off policy or individual agreement or other arrangement applicable to such employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to, (1) allow such employee to use such earned paid time off and (2) if any such employee’s employment terminates during the Continuation Period under circumstances entitling the employee to severance pay under the Company severance practice, pay the employee, in cash, an amount equal to the value of the earned and unused paid time off.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Quantification of Potential Payments to the Company’s Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions and assumes, among other things, that the named executive officers will incur a severance-qualifying termination of employment immediately following completion of the Transactions. For additional details regarding the terms of the payments described below, see the discussion above.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date and do not reflect certain compensation actions that may occur before the closing of the Offer and consummation of the Mergers. For purposes of calculating the amounts below, the Company has assumed:

•	September 30, 2016 as the date of the closing of the Offer and occurrence of the Effective Time; and

•	a termination of each named executive officer’s employment without Cause or as a result of the executive’s resignation for Good Reason immediately following the Effective Time.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Other ($)	Total ($)
Erik E. Prusch	3,919,315	9,682,780	36,227	—	13,638,322
Nora M. Denzel	—	135,252	—	—	135,252
Galen C. Smith	739,858	2,887,477	22,831	—	3,650,166
Donald R. Rench	597,569	2,088,521	22,831	—	2,708,921
James H. Gaherity	452,121	1,250,736	24,151	—	1,727,008
David D. Maquera	580,164	969,805	24,151	—	1,574,121

(1)	This table does not include former executive officers J. Scott Di Valerio and Mark Horak who are not entitled to any compensation or benefits in connection with the Offer or the Mergers, other than any interest each might have in his capacity as a stockholder of the Company.
(2)	The cash amount payable to the named executive officers consists of the following components, which are contingent on a qualifying termination of employment generally within two years after the Transactions (i.e., double-trigger):

•	for Mr. Prusch, an amount as separation pay equal to two (2) times his annual base salary plus two (2) times his target annual bonus;

•	for Messrs. Smith, Rench, Gaherity and Maquera, an amount as separation pay equal to the executive’s annual base salary; and

•	a prorated bonus based on the executive’s target annual bonus and the number of days in the fiscal year through the date of termination.

Payments for the separation pay will be paid in 12 equal monthly installments beginning the month after termination. Payments of the prorated bonus will be paid in a lump sum within 30 days of the date of termination. The estimated amount of each component of the cash payment is set forth in the table below.

Name	Severance Payment ($)	Prorated Bonus ($)
Erik E. Prusch	3,300,000	619,315
Nora M. Denzel	—	—
Galen C. Smith	485,000	254,858
Donald R. Rench	412,000	185,569
James H. Gaherity	320,000	132,121
David D. Maquera	400,000	180,164

(3)

Immediately before the Effective Time, all outstanding stock options, whether or not then exercisable or vested, will be canceled and converted into the right to receive the excess of the Merger Consideration over the applicable per Share exercise price. In addition, all outstanding restricted stock awards will be vested in full as of immediately before the Effective Time (unearned performance-based restricted stock awards will be vested at the target level for such award) and will be canceled and converted into the right to receive the Merger Consideration. Payments in respect of these equity awards are single-trigger payments triggered by the Transactions alone because the Parent is not assuming or substituting these equity awards. The estimated value to be received by the named executive officers for outstanding unvested equity awards that will become vested in connection with the Mergers, including the value of related dividends or dividend equivalents, is set forth in the table below and assumes a price of $52.00 per Share.

Name	Stock Options ($)	Restricted Stock ($)	Dividends or Dividend Equivalents ($)
Erik E. Prusch	—	9,498,060	184,720
Nora M. Denzel	—	135,252	—
Galen C. Smith	—	2,844,296	43,181
Donald R. Rench	—	2,054,936	33,585
James H. Gaherity	—	1,231,984	18,752
David D. Maquera	—	953,836	15,969

(4)	Mr. Prusch will receive up to 18 months of COBRA premiums and Messrs. Smith, Rench, Gaherity and Maquera will receive up to 12 months of COBRA premiums for the executive and the executive’s spouse and dependent children. Such payments are double-trigger and subject to the same conditions as the cash amounts described above.

In addition to the amounts set forth in the table above, the Company may make awards under the retention bonus program prior to the closing of the Offer for an aggregate amount not to exceed $2,500,000, which may include certain named executive officers, for retention purposes or in recognition of additional time and extraordinary effort in connection with the Company’s strategic and financial review process. As of the date on which this Schedule 14D-9 was filed with the SEC, awards under this pool had not been made.

Exchange Act Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take such steps as may be reasonably required or advisable to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the time at which Parent irrevocably accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, the Compensation Committee of the Board, to the extent required, will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of the Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Indemnification and Exculpation of Directors and Officers

Under Section 145 of the DGCL, the Company has the power to indemnify its directors and officers against liabilities they may incur in such capacities.

As permitted by the DGCL, the Company’s restated certificate of incorporation, as amended, includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty to the Company or its stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (3) under Section 174 of the DGCL (regarding unlawful dividends and stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Company’s amended and restated bylaws provide that: (1) the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions; (2) the Company is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain limited exceptions; and (3) the rights conferred in the Company’s bylaws are not exclusive.

The Company has entered into indemnification agreements with its directors and certain officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in its certificate of incorporation and bylaws and to provide additional procedural protections. The indemnification agreements entered into by the Company generally require it to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to the Company or its subsidiaries, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified under such agreement.

The Company has also obtained directors’ and officers’ liability insurance.

The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case to the fullest extent permitted under applicable law, indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, reasonable and documented costs (including amounts paid in settlement or compromise) and expenses (including reasonable and documented fees and expenses of legal counsel) in connection with any legal action (including as may be administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (1) the fact that an Indemnitee is or was a director or officer of the Company or any of its subsidiaries or was acting in such capacity or (2) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of the Company or any of its subsidiaries or taken at the request of the Company or any of its subsidiaries (including in connection with serving at the request of the Company or such subsidiary as a representative of another person (including any employee benefit plan)), in each case under clause (1) or (2), at, or at any time prior to, the Effective Time (including any legal action (including as may be administrative or investigative) relating in whole or in part to the Transactions or relating to enforcement of this provision).

In addition, the Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall, and Parent will cause the Surviving Corporation to, in each case to the fullest extent permitted under applicable law, assume all obligations of the Company and each subsidiary of the Company to the Indemnitees in respect to indemnification, advancement of expenses and exculpation of liabilities for acts or omissions at or prior to the Effective Time as provided in the organizational documents of the Company or its subsidiaries as in effect on the date of the Merger Agreement or in certain agreements in existence as of the date of the Merger Agreement providing indemnification between the Company or any of its subsidiaries and any Indemnitee (such as the indemnification agreements discussed above).

Further, the Merger Agreement provides that for a period of six (6) years from and after the Effective Time, Parent will cause, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors of the Company and indemnification of directors and officers of the Company than are set forth as of the date of the Merger Agreement in the Company’s certificate of incorporation and bylaws. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

The Merger Agreement requires Parent or the Surviving Corporation to maintain in effect for at least six years after the Effective Time the Company’s current policies of directors’ and officers’ liability and fiduciary liability insurance on terms and scope with respect to coverage, and in amount, no less favorable to its covered individuals than those of such policies in effect on the date of the Merger Agreement, or policies, issued by a reputable insurer at least equivalent to the insurer of the Company’s current directors’ and officers’ liability and fiduciary liability insurance, of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events that occurred before or at the Effective Time, so long as Parent or the Surviving Corporation, as the case may be, is not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of the Merger Agreement. In lieu of the arrangements contemplated in the previous sentence, before the Effective Time, the Merger Agreement entitles the Company to purchase a six (6) year prepaid “tail” directors’ and officers’ liability and fiduciary liability policy covering the matters (and subject to the limitations) described in the previous sentence and, if the Company elects to purchase such a policy before the Effective Time, then Parent and the Surviving Corporation’s obligations under the previous sentence will be satisfied.

Cooperation Agreement with Engaged Capital and Jeffrey J. Brown.

Pursuant to a cooperation agreement (the “Engaged Agreement”) dated April 11, 2016, as amended August 2, 2016, by and among the Company, Engaged Capital, LLC and certain of its affiliates (“Engaged Capital”), a beneficial holder of approximately 14% of the Company’s common stock as of August 4, 2016, and Jeffrey J. Brown, the Company appointed Mr. Brown as an independent director and as a member of the class of directors with a term expiring at the Company’s 2017 Annual Meeting of Stockholders. The Company also agreed to subsequently appoint two additional independent directors (“Additional Independent Directors”) to be submitted by Engaged Capital to the Board, and reviewed, approved and appointed by the Board, in accordance with the procedures provided in the Engaged Agreement, with such additional appointments only expected to be made if the Merger Agreement is terminated in accordance with its terms. In addition, as part of the Engaged Agreement, Engaged Capital agreed to certain standstill provisions that are effective until 30 days prior to the deadline for the submission of stockholder nominations for directors for the Company’s 2017 Annual Meeting of Stockholders, and the Company made certain covenants regarding actions in connection with its evaluation of strategic and financial alternatives to maximize stockholder value.

The foregoing summary and description of the Engaged Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Engaged Agreement, which is filed as Exhibits (e)(33) and (e)(34) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on July 24, 2016, after careful consideration, the Board, among other things, unanimously (i) determined that the Offer and the Transactions, including the Mergers, are fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the Transactions (including the execution, delivery and performance thereof) and declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions in accordance with the DGCL, (iii) resolved that the Merger Agreement and the Outerwall Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares of Common Stock in the Offer.

Accordingly, and for the other reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

A copy of a press release issued by the Company and Management VIII, dated July 25, 2016, announcing entry into the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

The Board and the Company’s management team regularly evaluate and consider the Company’s operations, strategic direction and ongoing business plans with a view toward, among other things, strengthening its businesses and enhancing stockholder value. As part of these periodic evaluations, the Board has from time to time considered a variety of strategic and financial alternatives, including continuing to operate the Company as an independent, stand-alone enterprise, potential business combinations with other companies, divesting or discontinuing one or more business lines and selling the entire Company.

In connection with these periodic reviews, from time to time over the last several years, the Company has been approached by and engaged in informal communications with various third parties interested in strategic opportunities with the Company, including preliminary discussions with representatives of Management VIII in each of 2014, 2015 and January 2016 regarding a potential sale of the Company, none of which discussions led to any definitive or actionable proposal.

Between November 2015 and February 2016, the Board continued to review and analyze the general status of the Company and its performance, including the progress on the implementation of the Company’s five-year plan, which had been updated to reflect recent trends in the business, particularly the performance of the Redbox business. On December 7, 2015, the Company issued a press release and filed a Form 8-K updating guidance for full year 2015 reflecting the declining performance of the Redbox business line. During the following five trading days, the Company’s closing price per Share fell from $58.06 to $39.24. On February 4, 2016, the Company again issued a press release and filed a Form 8-K and its Form 10-K providing, among other things, financial information for full year 2015, as well as guidance for full year 2016, which disclosure reflected the declining performance and outlook for the Redbox business. During the following five trading days, the Company’s closing price per Share fell from $32.69 to $25.83.

On February 5, 2016, Engaged Capital telephoned the Company to inform it that Engaged Capital beneficially owned over 14% of the then-outstanding shares of the Company’s common stock and that Engaged Capital intended to file a Schedule 13D on February 8, 2016, publicly disclosing such ownership. On February 8, 2016, Engaged Capital filed a Schedule 13D and disclosed its beneficial ownership of 14% of the then-outstanding shares of the Company’s common stock and its potential interest in taking certain actions regarding its investment at a future date, which could include proposing a potential sale of the Company. On February 18, 2016, Engaged Capital filed an amendment to its Schedule 13D to include a letter and a presentation sent to the Board outlining Engaged Capital’s concerns about the Company and recommending that the Company take certain actions, including retaining financial advisors to begin a sale process with the goal of taking the Company private.

Between early February and mid-April 2016, the Company and Engaged Capital participated in numerous discussions and meetings. On April 11, 2016, the Company and Engaged Capital entered into the Engaged Agreement, pursuant to which the Company agreed to add three directors recommended by Engaged Capital (one director to be appointed immediately and two others to be appointed on or before August 1, 2016) and to retain separate nationally recognized legal counsel to advise the Board in connection with the Board’s evaluation of strategic and financial alternatives to maximize stockholder value. Under the Engaged Agreement, Engaged Capital agreed to certain standstill restrictions, which among other things, limited its ability to pursue changes in control of the Company.

On March 4, 2016, the Board met with the Company’s management and representatives of Perkins Coie LLP (“Perkins Coie”), the Company’s outside counsel, to discuss the Company’s engagement of Morgan Stanley & Co. LLC (“Morgan Stanley”) to provide financial advice and services to the Company relating to activist stockholder matters and the potential evaluation and valuation of the Company and potential strategic and financial alternatives. The Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, experience and expertise. At the meeting, the Board authorized the Company to engage Morgan Stanley to assist in such matters.

At a Board meeting held on March 13, 2016, the Company’s management and the Board discussed with representatives from Morgan Stanley and Perkins Coie, the potential increase of the Company’s quarterly dividend, the potential exploration of strategic and financial alternatives and the public announcement of such actions, including the benefits and risks of such actions. Following these discussions, the Board approved the increase of the quarterly dividend from $0.30 to $0.60 per share (to begin in June 2016) and authorized management to publicly announce the increased quarterly dividend and the Company’s exploration of strategic and financial alternatives.

On March 14, 2016, the Company publicly announced that the Board had initiated a process to explore strategic and financial alternatives to maximize stockholder value and was declaring an increase in the quarterly dividend payable to stockholders from $0.30 to $0.60 per share. Following this announcement, various third parties began contacting Morgan Stanley and the Company regarding exploring a potential transaction with the Company.

Between late March and late June 2016, at the direction of the Board, Morgan Stanley contacted 53 potential bidders, including both financial sponsors and strategic institutions. Morgan Stanley distributed to 42 potential bidders that expressed interest in further evaluating a potential transaction, a preliminary “teaser” containing public information about the Company and its applicable business lines, and an accompanying form of non-disclosure agreement, prepared by Perkins Coie, relating to the acquisition of the entire Company or one or more business lines. During that period, the Company negotiated and entered into non-disclosure agreements with numerous potentially interested bidders, and provided those potential bidders with additional Company-related materials. In addition, at the direction of the Board, Morgan Stanley held introductory telephonic meetings with a number of the potential bidders that had signed non-disclosure agreements and continued to express interest in evaluating a potential transaction, providing them with additional information and materials on the Company.

Between April 18, 2016 and May 6, 2016, the Company’s Chief Executive Officer and Chief Financial Officer held introductory in-person and telephonic meetings regarding the Company with 15 of those potential bidders that continued to express interest in evaluating a potential transaction. During these weeks, the Company responded to various business and diligence inquiries from the potential bidders in connection with their evaluation of a potential transaction.

During the last week of April 2016, at the direction of the Board, Morgan Stanley sent a process letter with instructions for the submission of initial indications of interest regarding the acquisition of the entire Company or one or more of its business lines by May 5, 2016, to 22 potential bidders that continued to express interest in evaluating a potential transaction.

In late April 2016, the Board, acting on the recommendation of its Nominating and Governance Committee, retained Wachtell, Lipton, Rosen & Katz (“Wachtell”) to advise the Board in its evaluation of strategic and financial alternatives to maximize stockholder value, as contemplated by the terms of the Engaged Agreement.

Between May 5, 2016 and May 9, 2016, Morgan Stanley received on behalf of the Company eight indications of interest from both financial sponsors and strategic institutions, for the acquisition of the entire Company at potential prices ranging from $27.00-$57.00 per share in cash. Management VIII submitted an indication of interest in the range of $50.00-$55.00 per share, a potential bidder, which we refer to as “Company A” submitted an indication of interest of $48.00 per share and a potential bidder, which we refer to as “Company B” submitted an indication of interest in the range of $55.00-$57.00 per share.

On May 9, 2016, the Board held a meeting to review and consider, together with the Company’s management and representatives from Morgan Stanley, Perkins Coie and Wachtell, among other things, the initial indications of interest received from potential bidders to date and other updates relating to the Board’s exploration of strategic and financial alternatives. Representatives of Morgan Stanley provided a summary of each indication of interest, including the level of diligence conducted to date by each potential bidder. The Board, together with the Company’s management and representatives from Morgan Stanley, Perkins Coie and Wachtell, discussed the ability of each potential bidder that delivered an indication of interest to consummate a potential transaction with the Company. The Board directed Morgan Stanley to inform the potential bidders that had submitted indications of interest in excess of $45.00, that they would be invited to move forward in the process and to inform the other potential bidders that they would need to significantly improve their indications of interest to proceed.

Following this meeting, at the direction of the Board, Morgan Stanley granted the continuing bidders access to an electronic data room and invited them to schedule and participate in in-person management presentations with the Company. Throughout the remainder of the month of May and during the month of June 2016, the Company’s management held in-person management presentations with each remaining potential bidder, engaged in additional detailed due diligence sessions and responded to numerous due diligence requests from the remaining potential bidders.

On May 12, 2016, Morgan Stanley received on behalf of the Company a ninth indication of interest from a strategic institution for a potential acquisition of the Company at $51.00 per share. This party subsequently withdrew its indication of interest for an acquisition of the entire Company, and indicated later in the process that its only potential interest was in acquiring a single line of business from the Company.

On June 3, 2016, at the direction of the Board, Morgan Stanley distributed final bid process letters to the five parties that remained, including Management VIII and Company A. The final process letter indicated a final bid submission deadline of June 24, 2016. Shortly thereafter, an auction draft merger agreement was posted to the electronic data room.

On June 24, 2016, pursuant to the instructions set forth in the final bid process letter, Management VIII and Company A each submitted final bid proposals and related documentation. Management VIII proposed an all-cash purchase price of $50.00 per share and Company A reaffirmed its prior all-cash purchase price of $48.00 per share. Each proposal was subject to the completion of additional confirmatory due diligence. In addition, Management VIII previously submitted a mark-up of the draft merger agreement, while Company A did not at that time submit a mark-up of the draft merger agreement.

In the morning on June 26, 2016, Company B submitted its final bid proposal and related documentation. Company B proposed an all-cash purchase price range of $43.00-$45.00 per share. The Company B proposal was subject to the completion of additional confirmatory due diligence. In addition, Company B previously submitted a mark-up of the draft merger agreement. The other two parties that had received a final bid process letter declined to submit a final bid proposal.

In the afternoon on June 26, 2016, the Board, together with the Company’s management and representatives of Morgan Stanley, Perkins Coie and Wachtell, held a telephonic meeting to review the revised proposals and discuss potential next steps. Morgan Stanley reviewed each of the bids received and the status of recent activities of and communications with the bidders and the Board discussed the fact that Management VIII’s proposed price was at the lower end of its initial indication of interest, that Company A’s proposed price remained the same and that Company B’s proposed price range had significantly decreased from its initial indication of interest. The meeting participants discussed the due diligence that still needed to be done by the remaining parties and the potential time needed to finalize transaction documentation. Following discussion, the Board determined that prior to its next meeting to be held on June 29, 2016, Morgan Stanley should go back to Management VIII and Company A to communicate the Company’s desire to complete its comprehensive review of strategic and financial alternatives in July.

The Board held an in-person meeting on June 29, 2016, which was also attended by the Company’s management and representatives of Morgan Stanley, Perkins Coie and Wachtell. Representatives of Morgan Stanley reviewed the strategic and financial alternatives process conducted to date and described the bid proposals previously discussed at the June 26, 2016 meeting, as well as recent communications with the remaining bidders that had taken place since the prior meeting. Following discussion, the Board determined that subject to Management VIII and Company A’s ability to meet the Company’s desired timeline of completing all diligence and transaction documentation by July 21, 2016, Morgan Stanley should inform Company B that it would not be continuing in the process in view of its significantly lower indicative valuation. Over the following days, Morgan Stanley confirmed Management VIII’s and Company A’s confirmation of their ability to meet the timeline articulated, and notified Company B it would not be proceeding in the process.

On July 8, 2016, Company A’s legal counsel provided a mark-up of the draft merger agreement to representatives of the Company.

Throughout the month of July, the Company’s management and financial and legal advisors had numerous communications and held in-person meetings with Management VIII, Company A and their respective advisors regarding business, financial, accounting, legal, tax, human resources, intellectual property, commercial operations, insurance, employee benefits, antitrust and other matters. During such time, the Company’s legal counsel continued to exchange and negotiate drafts of the merger agreement and related transaction documents with the legal counsel for Management VIII and Company A, including, among other things, negotiations and discussions around the structuring of Management VIII’s financing and confirmation from Company A that it would not be obtaining debt financing for its proposed transaction.

On July 21, 2016, the Company received materials constituting final bid packages from each of Management VIII and Company A, which included revised draft merger agreements from each party and revised draft disclosure schedules and financing documentations from Management VIII. Management VIII proposed an all-cash offer price of $50.00 per share, but restricted the Company’s ability to pay any dividends, including its regular third quarter dividend of $0.60 per share. In addition, Management VIII’s proposal contemplated financing that was bifurcated between the Redbox business and the other businesses. Company A proposed an all-cash offer price of $48.00 per share and permitted the Company to pay its regular third quarter dividend of $0.60 per share and contemplated an all-equity financing.

On July 22, 2016, the Board held an in-person meeting to discuss and review the current status of the Company’s exploration of strategic and financial alternatives, focusing on the final bid packages. Company management and representatives of Morgan Stanley, Perkins Coie and Wachtell also participated. The advisors reviewed the final bids, and representatives of Morgan Stanley reviewed Morgan Stanley’s financial analyses, including a preliminary review of where the current offer prices fell relative to various valuation methodologies’ ranges. Morgan Stanley informed the Board that at the current offer prices, it could be in a position, if requested by the Board, to provide an opinion that either of the current offer prices was fair from a financial point of view to the stockholders of the Company. Perkins Coie and Wachtell provided a summary and compared the terms of the revised merger agreements and related documents provided by the two remaining bidders and advised the Board that they believed that the agreements were generally in forms customary for comparable transactions and that with some additional negotiation could promptly be in execution form. Following extensive discussion, the

Board instructed Morgan Stanley to go back to each bidder and request that it present its best and final offer price over the course of the upcoming weekend so that the Board could select a final party at a meeting to be held on July 24, 2016.

Over the course of the next two days, Perkins Coie and Wachtell continued to engage in negotiations and communications with Management VIII’s legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, and Company A’s legal counsel to resolve open issues in the draft merger agreement and Morgan Stanley continued to discuss proposed final terms with Management VIII and Company A and their respective financial advisors. In the evening on July 23, 2016, Company A indicated an offer price of $50.32 per share, an increase from its previous offer price of $48.00 per share.

In the morning on July 24, 2016, Management VIII indicated an offer price of $51.75 per share, an increase from its previous offer price of $50.00 per share, and agreed to permit a one-time payment of the Company’s regular third quarter dividend.

Prior to the Board meeting in the afternoon on July 24, 2016, Management VIII indicated a final offer price of $52.00 per share, an increase from its previous offer price of $51.75 per share, and Company A indicated a final offer price of $50.82 per share, an increase from its previous offer price of $50.32 per share.

In the afternoon on July 24, 2016, the Board held a meeting to review and consider the final proposals from Management VIII and Company A, including the final proposed terms of the merger agreement. Company management and representatives of Morgan Stanley, Perkins Coie and Wachtell were also in attendance. Morgan Stanley, Perkins Coie and Wachtell updated the Board on the two final bids. Company management and the Company’s financial and legal advisors then reviewed the negotiating history with each of Management VIII and Company A, and representatives of Wachtell and Perkins Coie reviewed with the Board the current terms proposed by each bidder’s merger agreement and other transaction arrangements, noting that the two bidders’ merger agreements were not materially different other than with respect to their proposed offer prices. Based on the final offer prices and the discussion with its advisors, the Board concluded that Management VIII’s offer was the more favorable offer and determined to proceed with Management VIII. Morgan Stanley then presented its financial analyses in connection with its evaluation of the consideration to be received by the holders of outstanding shares of common stock of the Company in the Offer and the Mergers. Morgan Stanley also rendered an oral opinion to the effect that, as of July 24, 2016 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of outstanding shares of common stock of the Company pursuant to the merger agreement was fair, from a financial point of view, to such holders (other than holders of Excluded Shares (as defined below)). The Board then unanimously approved the merger agreement and the transactions contemplated thereby (see “Item 4—The Solicitation or Recommendation—Recommendation of the Board” above for the formal resolutions approved by the Board and see “Item 4—The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Reasons for the Recommendation of the Board” below for additional information regarding the factors considered by the Board in coming to its decision).

Following the meeting of the Board, the Company, Management VIII and their respective advisors finalized and executed the Merger Agreement and the related transaction documents late in the evening of July 24, 2016. On July 25, 2016, before market open on the NASDAQ Stock Market, the Company and Management VIII issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Board

The Board carefully considered the Offer and the Transactions, including the Mergers, consulted with the Company’s management and its financial and legal advisors, and took into account numerous factors, including, but not limited to, the information and factors listed below. The Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, the Company and its stockholders, approved the Merger Agreement and the Transactions (including the execution, delivery and performance thereof), declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions in accordance with the DGCL, and resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer, after carefully considering numerous factors and information, including the following material factors and information:

•	The Offer Price to be paid by Outerwall Merger Sub would provide the Company’s stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Board reviewed the historical market prices and trading information with respect to the Shares, including the fact that the Offer Price represents:

•	a premium of 92% over the $27.04 per Share closing price on February 5, 2016, the last trading day prior to Engaged Capital filing its Schedule 13D disclosing its beneficial ownership of over 14% of the outstanding Shares;

•	a premium of 96% over the volume weighted average price of $26.56 per Share from February 4, 2016, the Company’s 2015 fourth quarter earnings announcement date, to February 8, 2016, the date Engaged Capital filed its Schedule 13D disclosing its beneficial ownership of over 14% of the outstanding Shares;

•	a premium of 51% over the $34.39 per Share closing price on March 14, 2016, the last trading day prior to the Company’s announcement that the Board had initiated a process to explore strategic and financial alternatives to maximize shareholder value, and also increased by 100% the Company’s quarterly dividend;

•	a premium of 67% over the volume weighted average price of $31.10 per Share from December 7, 2015, the Company’s full year 2015 guidance revision announcement date, to March 14, 2016; and

•	a premium of 11% over the $46.91 per Share closing price on July 22, 2016, the last trading day prior to the Company’s execution of the Merger Agreement.

•	The fact that the form of consideration to be paid in the Offer and the Outerwall Merger is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders.

•	The Board’s belief, after a comprehensive exploration of strategic and financial alternatives (including the sale or spin-off of one or more of the Company’s separate business lines, dividend payments, Share repurchases, and continuing to operate on a stand-alone basis) reasonably available to the Company, the outcome of the auction process during which over 50 potential bidders (including both financial sponsors and strategic institutions) were contacted, the financial prospects of the Company and the execution risk associated with a stand-alone strategy for the Company, in each case, taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that the completion of the Offer and the consummation of the Transactions represent the Company’s best reasonably available prospect for maximizing stockholder value.

•	The Company’s current and historical business, financial condition, results of operations and competitive position as well as the Company’s long-term business plan and prospects if it were to remain an independent, stand-alone public company, including the prospective risks to the Company in such circumstances such as with respect to the uncertainties of successfully implementing new business initiatives and operational improvements necessary to achieve its long-term business plans, uncertainties associated with the secular decline in unit rentals in the Redbox business and other risks relating to conducting the business, and the potential impact of those factors on the future trading price of the Shares.

•	The written opinion of Morgan Stanley to the effect that, as of July 24, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be received by the holders of shares of common stock of the Company pursuant to the Merger Agreement was fair from a financial point of view, to such holders of shares (other than holders of Excluded Shares). The full text of Morgan Stanley’s written opinion is attached hereto as Annex A. For further discussion of the Morgan Stanley opinion, see “Item 4—The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” below.

•	The Board considered the structure of the transaction as a two-step transaction under Section 251(h) of the DGCL, which potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Outerwall Merger in which the Company’s stockholders who do not tender in the Offer will receive the same cash price as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending closing.

•	The likelihood that the Offer and the Mergers would be consummated, including:

•	Outerwall Merger Sub is required, subject to certain exceptions, to extend the Offer in certain circumstances.

•	The conditions to the Offer and the Mergers are specific and limited, including the absence of a financing condition.

•	The Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer.

•	The likelihood of there being no significant antitrust or other regulatory impediments.

•	Each of Parent, Outerwall Merger Sub and Redbox Merger Sub, as applicable, has obtained the debt and equity financing commitments to fund the Transactions and the Company is entitled to cause the equity portion of the financing to be funded simultaneously with the receipt of the debt financing, subject to certain conditions.

•	The business reputation and capabilities of Management VIII and its management and the substantial financial resources of Management VIII and, by extension, Parent, Outerwall Merger Sub and Redbox Merger Sub.

•	The outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions.

•	The Company’s ability, under certain circumstances, to furnish information to third parties making unsolicited acquisition proposals and to engage in discussions and negotiations with such third parties, along with the Board’s ability, under certain circumstances, to withdraw or change its recommendation in favor of the Offer in response to a superior proposal or an intervening event or to terminate the Merger Agreement in order to enter into an acquisition agreement relating to a superior proposal as determined by the Board in connection with carrying out its fiduciary duties, in each case, subject to the terms of the Merger Agreement and the Company paying Parent a termination fee (the “Company Termination Fee”) of $26.9 million concurrently with or shortly after such termination.

•	The Board’s belief that the applicable Company Termination Fee payable to Parent in certain circumstances described above was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing acquisition proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions.

•	The availability of statutory appraisal rights under Delaware law for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under Delaware law. See “Item 8—Additional Information—Appraisal Rights” below.

•	The level of effort that Management VIII, Parent, Outerwall Merger Sub and Redbox Merger Sub must use under the terms of the Merger Agreement to obtain the proceeds of the financing on the terms and conditions described in the applicable commitment letters and that the executed debt commitment letters are from major commercial banks with significant experience in similar lending transactions and have strong reputations for honoring the terms of such debt commitment letters, and the belief that the debt commitment letters represent a strong commitment on the part of the parties to the debt commitment letters.

•	The Company’s current stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Transactions, including pursuant to the Company’s potential business initiatives.

•	The costs involved in connection with entering into and completing the Transactions process and related actions, the time and effort of the Company’s management and certain other employees required to complete the Transactions process and the related actions, and the related disruptions or potential disruptions to the Company’s business operations and future prospects, including its relationships with its employees, retailers, customers, suppliers, partners and others that do business or may do business in the future with the Company.

•	The potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions.

•	The risk that the proposed Transactions might not be completed and the effects of the resulting public announcement of termination of the Merger Agreement on:

•	The trading price of the Shares, which could be affected by many factors, including: (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company; (ii) the possibility that the marketplace would consider the Company to be a less attractive acquisition candidate going forward; and (iii) the possible sale of Shares by short-term investors following the announcement of termination of the Merger Agreement.

•	The Company’s operating results and financial condition, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement of the Company to pay a Company Termination Fee to Parent.

•	The ability to attract and retain key personnel and other employees.

•	Relationships with the Company’s employees, retailers, customers, suppliers, partners and others that do business or may do business in the future with the Company.

•	There can be no assurance that all conditions to the parties’ obligations, including with respect to required antitrust approvals, to complete the Offer or the Mergers will be satisfied.

•	The fact that the Company’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company’s other stockholders. For a further discussion of such potential conflicts of interest, see “Item 3—Past Contacts, Transactions, Negotiations and Agreements.”

•	The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from furthering business plans or undertaking business opportunities that may arise pending the completion of the transaction or any other action the Company would otherwise take with respect to the operations of the Company absent the completion of the Offer and the Mergers) and (ii) payment of the Company Termination Fee and the expense reimbursement, as applicable, that could become payable by the Company if the Company terminates the Merger Agreement to, among other things, accept a superior proposal.

•	The restrictions on soliciting competing proposals.

•	The fact that the cash consideration paid in the Offer and the Outerwall Merger would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions (including the Offer and the Mergers) to the Company’s stockholders outweighed the risks and uncertainties of the Merger Agreement and the Transactions (including the Offer and the Mergers).

Accordingly, in light of the information and factors described above, among other things, the Board unanimously determined that the Offer, is fair to, and in the best interests of, the Company and its stockholders, and unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Outerwall Merger Sub in the Offer.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but includes the material information and factors and analyses considered by the Board in reaching its recommendation. Due to the variety of information and factors considered in connection with its evaluation of the Offer and the Mergers, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific information and factors considered in reaching its determinations and recommendation but instead considered the totality of the information and factors involved. Moreover, each member of the Board applied his or her own individual judgment to the process and may have given different weight to different information and factors. In arriving at its recommendation, the Board was aware of the interests of the Company’s executive officers, directors and affiliates as described in the section entitled “Item 3—Past Contacts, Transactions, Negotiations and Agreements.”

Opinion of the Company’s Financial Advisor.

The Company retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. At the meeting of the Board on July 24, 2016, Morgan Stanley rendered to the Board its oral opinion, subsequently confirmed in writing, that as of July 24, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the $52.00 per Share in cash consideration to be received by the holders of Shares (other than Shares held in treasury, or owned by any direct or indirect wholly owned subsidiary of the Company, or owned by Parent or Outerwall Merger Sub, which we refer to as “Excluded Shares”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of shares (other than holders of Excluded Shares).

The full text of the written opinion of Morgan Stanley, dated as of July 24, 2016, is attached to this Schedule 14D-9 as Annex A. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was directed to the Board and addresses only the fairness, as of the date of the opinion and from a financial point of view, of the consideration to be received by holders of Shares pursuant to the Merger Agreement. It did not address any other aspects of the Offer or the Mergers and does not constitute an opinion or a recommendation to any holder of Shares as to how any holders should act in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not to such holders should tender their Shares in the Offer, or as to any other action that a holder of Shares should take relating to the Offer or the Mergers. The summary of the opinion of Morgan Stanley set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

(a)	reviewed certain publicly available financial statements and other business and financial information of the Company;

(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company;

(c)	reviewed certain financial projections prepared by the management of the Company;

(d)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(e)	reviewed the reported prices and trading activity for the common stock of the Company;

(f)	reviewed the premia paid, to the extent publicly available, of certain comparable acquisition transactions;

(g)	participated in certain discussions and negotiations among representatives of the Company and Management VIII, Parent and certain other parties and their financial and legal advisors;

(h)	reviewed the Merger Agreement, the draft commitment letters from certain lenders in the forms dated July 24, 2016 and certain related documents; and

(i)	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Company, and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the final form of the Merger Agreement would not differ in any material respects from the last draft of the Merger Agreement which was reviewed by Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Transactions, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Transactions. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the Transactions. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, July 24, 2016. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated July 24, 2016. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and the factors considered by Morgan Stanley in connection with its opinion, nor does the order of the analyses described represent the relative importance or weight given to those analyses. The various analyses summarized below were based on closing prices for the common shares of the Company as of various dates specified, including July 21, 2016, the second to last full trading day preceding the day of the special meeting of the Board to consider and approve, adopt and authorize the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Mergers. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and the factors considered, without considering all analyses and factors, could cause a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by the management of the Company, and referred to below as the management Cases, and certain financial projections based on various third party research reports and referred to below as the Street Median. These financial projections are more fully described by the Company in “Item 4—The Solicitation or Recommendation—Certain Company Forecasts.”

Historical Stock Trading Ranges Analysis

Morgan Stanley reviewed the stock performance of the common stock of the Company (i) from December 7, 2015 (the Company’s full year 2015 guidance revision announcement date) to March 14, 2016 (the Company’s review of strategic and financial alternatives and an increase in the Company’s quarterly dividend announcement date), (ii) from February 8, 2016 (Engaged Capital’s Schedule 13D filing date) to March 14, 2016 and (iii) from March 14, 2016 to July 21, 2016 (the second to last trading day prior to the meeting of the Board to approve the Merger Agreement), the intraday share price for the common stock of the Company ranged from $24.81 to $47.65, $24.81 to $35.94, and $34.80 to $48.23, respectively with a closing price on July 21, 2016 of $46.89. Morgan Stanley observed that the volume weighted average price per Share from February 4, 2016 (the Company’s 2015 fourth quarter earnings announcement date) to February 8, 2016 was $26.56.

Morgan Stanley noted that the consideration pursuant to the Merger Agreement represents a premium of 96% to the volume weighted average price per Share from February 4, 2016 to February 8, 2016 and 67% to the volume weighted average price per share of common stock of the Company from December 7, 2015 to March 14, 2016. Furthermore, Morgan Stanley noted that the consideration pursuant to the Merger Agreement represents a price premium of 92% based on the closing price of $27.04 on February 5, 2016, the last trading day prior to Engaged Capital filing its Schedule 13D, 51% based on the closing price of $34.39 on March 14, 2016 and 11% based on the closing price of $46.89 on July 21, 2016.

Discounted Analyst Price Targets

Morgan Stanley reviewed future public market trading price targets of the common stock of the Company prepared and published by equity research analysts. These one-year forward targets reflected each analyst’s estimate of the future public market trading price of the common stock of the Company. The range of undiscounted analyst price targets for the common stock of the Company was $31.00 to $58.00 per share with a median of $43.00 per share. The range of analyst price targets per share for the common stock of the Company discounted for one year back to July 21, 2016 at a rate of 12.6%, such discount rate selected by Morgan Stanley, upon the application of its professional judgment, to reflect the Company’s cost of equity as of July 21, 2016, was $28.25 to $51.50 per share, as rounded to the nearest $0.25.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the common stock of the Company, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Historical Multiples Analysis

Morgan Stanley performed a historical multiples analysis, which is designed to provide an implied trading value of a company by using multiple ranges based on historical next twelve (12) months, or NTM, multiples applied to forecasted financial information. Based on its professional judgment and experience, Morgan Stanley selected a range of multiples of 3.5x to 4.0x and applied this range of multiples to the 2016 estimated EBITDA (pre-stock based compensation expenses), as provided in (a) the median of estimates from eight research analysts published between April 28, 2016 to July 19, 2016, which we refer to as the Street Median, (b) the Core Case (as defined in “Item 4—The Solicitation or Recommendation—Certain Company Forecasts”) as provided by the Company to Morgan Stanley, (c) the Unrisked Strategic Case (as defined in “Item 4—The Solicitation or Recommendation—Certain Company Forecasts”) as provided by the Company to Morgan Stanley and (d) the Downside Case (as defined in “Item 4—The Solicitation or Recommendation—Certain Company Forecasts”) as provided by the Company to Morgan Stanley. Based on Morgan Stanley’s analysis, the range of potential values per Share, as rounded to the nearest $0.25, were as follows:

Source of 2016 Estimated EBITDA	Implied Value Per Share of Common Stock
Street Median (2016E EBITDA: $365MM)	$32.50 - $43.25
Core Case (2016E EBITDA: $383MM)	$36.25 - $47.50
Unrisked Strategic Case (2016E EBITDA: $388MM)	$37.25 - $48.50
Downside Case (2016E EBITDA: $349MM)	$29.50 - $39.50

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which provides insight into the potential future equity value of a company as a function of the company’s estimated future EBITDA. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per Share. To calculate the discounted equity value of the management cases, Morgan Stanley used the calendar year 2017 and 2018 EBITDA projections provided by management. In addition, Morgan Stanley reviewed the Street Median based on the median 2017 EBITDA estimates from eight research analysts published between April 28, 2016 to July 19, 2016. Based on the application of its professional judgment and experience, Morgan Stanley applied a range of 3.5x to 4.0x forward EBITDA multiples to these estimates and applied a discount rate of 12.6%, which rate was based on the Company’s estimated cost of equity as of July 21, 2016. Based on Morgan Stanley’s analysis, the range of potential values per Share, as rounded to the nearest $0.25, were as follows:

Source of Estimated EBITDA	Implied Value Per Share of Common Stock
Street Median (2017E EBITDA: $315MM)	$24.50 - $33.00
Core Case (2017E EBITDA: $389MM)	$38.50 - $49.25
Unrisked Strategic Case (2017E EBITDA: $434MM)	$47.25 - $59.25
Downside Case (2017E EBITDA: $342MM)	$29.00 - $38.25
Core Case (2018E EBITDA: $361MM)	$38.75 - $47.50
Unrisked Strategic Case (2018E EBITDA: $434MM)	$52.50 - $63.00
Downside Case (2018E EBITDA: $311MM)	$28.25 - $36.00

Premia Paid Analysis

Using publicly available information relating to (a) all public U.S. target all-cash transactions sized between $1 billion and $2 billion from January 1, 2010 to July 21, 2016 (collectively, the “All Cash Public Transactions”) and (b) all public U.S. target transactions sized between $1 billion and $2 billion from January 1, 2010 to July 21, 2016 (collectively, the “Public Transactions”), Morgan Stanley reviewed the premia paid in connection with such precedent transactions. Based on the analysis of the premia paid in connection with the selected precedent transactions, Morgan Stanley formulated a range of premiums and applied these ranges of premiums to the relevant financial statistics for the Company.

Based on the application of such ranges of premiums to the relevant financial statistics of the Company, Morgan Stanley calculated (i) based on the 25th and 75th percentile of the All Cash Public Transactions, a range of potential values of $32.25 to $38.25 and (ii) based on the 25th and 75th percentile of the Public Transactions, a range of potential values of $31.25 to $38.25, in each case, per Share, as rounded to the nearest $0.25.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis to determine a range of potential equity values per Share, using the financial projections provided by the Company’s management in each of the Core Case, the Unrisked Strategic Case and the Downside Case, as provided by the Company’s management. Morgan Stanley calculated the present value of estimated future cash flows and terminal value for the Company for the three and half years from June 30, 2016 through December 31, 2020 from the projections provided by management. Morgan Stanley calculated the terminal value for the Company by applying a range of NTM EBITDA multiples of 4.0x to 4.5x to the Company’s estimated calendar year 2020 EBITDA. The free cash flows and terminal values were discounted to present values as of June 30, 2016 using discount rates ranging from 8.6% to 9.7%, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of the Company’s weighted average cost of capital. Based on the Company’s net debt balance (excluding cash in kiosks, cash in transit and cash identified for settling accrued payables to retailer partners in relation to Coinstar kiosks) as of June 30, 2016 and the outstanding shares of the common stock of the Company on a fully diluted basis as provided by management, Morgan Stanley calculated (i) a range of potential equity values of $41.00 to $49.50 based on the Core Case, (ii) a range of potential equity values of $71.00 to $83.75 based on the Unrisked Strategic Case, and (iii) a range of potential equity values of $27.50 to $34.25, based on the Downside Case, in each case, per Share, as rounded to the nearest $0.25.

General

In connection with the review of the Offer and the Mergers by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.

In performing its analyses, Morgan Stanley made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the businesses of the Company and of the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by holders of Shares (other than holders of Excluded Shares) pursuant to the Merger Agreement, and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of the Company might actually trade.

The consideration to be received by holders of Shares (other than holders of Excluded Shares) was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Morgan Stanley provided advice to the Company and the Board during these negotiations but did not, however, recommend any specific merger consideration to the Company or the Board, or that any specific merger consideration constituted the only appropriate consideration for the Offer and the Mergers.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration or of whether the Board would have been willing to agree to a different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, securities underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other financings, and valuations for corporate, estate and other purposes. Morgan Stanley’s securities business also engages in trading and brokerage activities, foreign exchange, commodities and derivatives trading and prime brokerage, among other things. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have received aggregate fees of less than $200,000 for financial advisory and/or financing services provided to the Company. During the same period, Morgan Stanley and its affiliates have received aggregate fees of between $3 million and $4 million for financial advisory and/or financing services provided to Apollo Global Management, LLC (which is an affiliate of Management VIII), and aggregate fees of between $55 million and $65 million for financial advisory and/or financing services provided to certain entities in which Apollo Global Management, LLC holds an equity interest. Morgan Stanley also disclosed to the Board that it and its affiliates have current assignments with Apollo Global Management, LLC unrelated to the transactions with the Company. Morgan Stanley may also seek to provide such services to Parent and the Company in the future and expects to receive fees for the rendering of these services.

Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the Offer and the Mergers, and the Company agreed to pay Morgan Stanley a fee for its services of approximately $18 million in the aggregate, $2 million of which was contingent upon the rendering of the financial opinion and the remainder of which is contingent upon the closing of the Mergers. The Company has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Certain Company Forecasts.

Important Information Concerning Company Forecasts

Currently, other than annual financial guidance provided to investors, which covers such areas as core adjusted EBITDA from continuing operations, free cash flow, and capital expenditures, among other things, and which it may update from time to time, the Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other financial results or condition due to, among other reasons, the unpredictability of the underlying assumptions and estimates, and future events and conditions.

In the course of strategic and financial planning following public announcement of the Company’s audited fiscal year 2015 financial results and condition and its 2016 annual financial guidance, as well as Engaged Capital’s initial public announcement of its security holdings and interests in the Company, the Company’s management prepared certain unaudited, non-public financial information for fiscal years 2016 through 2020, including financial projections for a core case as set forth below (the “Core Case”) and certain upside and downside sensitivity scenarios focusing on projected effects of individualized assumptions. This unaudited, non-public financial information, including the Core Case, was developed by the Company’s management from February to March 2016 as part of management’s preparation of its updated five-year business plan and financial overview to account for, among other things, changes in assumptions and estimates relating to the secular decline of the Redbox business since fourth quarter fiscal 2015. The updated five-year business plan and financial overview, including the Core Case, were presented by the Company’s management to the Board on March 3, 2016, and were provided to Morgan Stanley to consider in its analysis regarding the Company’s potential exploration of strategic and financial alternatives.

Following the Board’s decision in mid-March 2016 to publicly announce that it had determined that the Company would explore strategic and financial alternatives, the Company’s management using, among other things, the Core Case, prepared certain additional unaudited, non-public financial information for fiscal years 2016 through 2020, including financial projections for a strategic case as set forth below (the “Unrisked Strategic Case”), in coordination with the preparation of materials for marketing the Company to potential buyers in April through July 2016, which Unrisked Strategic Case materials were intended to demonstrate the Company’s optimal financial performance assuming the Company were sold to a buyer that could, among other things, effectively execute on certain growth initiatives and implement various corporate cost savings, as well as there being a less steep unit rentals decline in the Redbox business. In connection with preparing the Unrisked Strategic Case, the Company’s management also made some non-material updates to the Core Case, which are reflected in the projections set forth below.

In late June 2016, the Company’s management, using the Core Case, prepared additional unaudited, non-public information for fiscal years 2016 through 2020 to reflect a downside case as set forth below (the “Downside Case” and, together with the Core Case and the Unrisked Strategic Case, the “Company Forecasts”). The Downside Case materials were intended to provide context for the Board in considering the Company’s strategic and financial alternatives, as well as buyer bids. On June 29, 2016 the Board reviewed the Company’s other strategic and financial alternatives, as well as bids received from potential buyers.

Although the Company’s management and the Board considered the Unrisked Strategic Case and the Downside Case, as well as other information regarding upside and downside sensitivities, in evaluating the Company’s strategic and financial alternatives, the Company’s management believed and represented to the Board that management’s best estimate of the Company’s future financial performance for purposes of long-term strategic and financial planning and evaluation of strategic and financial alternatives was the Core Case.

As part of the bidding process and in order to assist in the completion of applicable financial analysis and due diligence review of the Company in connection with the Transactions, the Unrisked Strategic Case was provided to potential bidders, including Management VIII and Company A. Morgan Stanley was provided, among other things, the Company Forecasts, and the Company Forecasts were used by Morgan Stanley in connection with the rendering of its financial opinion to the Board and in performing its related financial analyses, as described under “Item 4—The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

The following is a summary of the Core Case:

Core Case ($ in millions)
Fiscal Year	2016E	2017E	2018E	2019E	2020E
Revenue	2,015	1,786	1,691	1,564	1,475
Adjusted EBITDA(1)	383	389	361	316	286
Capital Expenditures	56	49	48	47	47
Free Cash Flow(2)	192	191	206	173	151

(1)	Adjusted EBITDA is defined as net income plus depreciation and amortization; interest expense, net; income taxes; and share-based payments expense.
(2)	Free Cash Flow is defined as net cash provided by operating activities less capital expenditures.

The Core Case projected growth rates for individual years that result in an 8% compound annual decline in revenue from fiscal year 2015 (actual revenue) through fiscal year 2020, primarily due to secular decline in unit rentals in the Redbox business. The Core Case key assumptions and estimates for fiscal years 2016 through 2020 reflect, among other things, an annual unit rental decline in the Redbox business of 14-21%, partially offset by product margin improvement in Redbox unit rentals and price increases in the Redbox and Coinstar businesses, increased annual savings in the Coinstar business, and an increase in electronic devices and aggregate value per device collected in the ecoATM business.

The following is a summary of the Unrisked Strategic Case:

Unrisked Strategic Case ($ in millions)
Fiscal Year	2016E	2017E	2018E	2019E	2020E
Revenue	2,029	1,924	1,923	1,897	1,979
Adjusted EBITDA(1)	388	434	434	416	430
Capital Expenditures	58	61	67	75	60
Unlevered Free Cash Flow(2)	220	237	263	234	253

(1)	Adjusted EBITDA is defined as net income plus depreciation and amortization; interest expense, net; income taxes; and share-based payments expense.
(2)	Unlevered Free Cash Flow is defined as net cash provided by operating activities less capital expenditures, plus tax-effected interest expense. In the materials provided in connection with the “fireside chats” to potential bidders, the Unrisked Strategic Case information was included in those materials except that the Unlevered Free Cash Flow amounts included therein were estimated at: $220 million for fiscal year 2016, $238 million for fiscal year 2017, $268 million for fiscal year 2018, $242 million for fiscal year 2019, and $261 million for fiscal year 2020. The difference between the initial Unlevered Free Cash Flow amounts for the Unrisked Strategic Case and the final Unlevered Free Cash Flow amounts for the Unrisked Strategic Case was due to differences in estimates of “cash in system” in connection with assumptions made relating to future international expansion in the Coinstar business.

The Unrisked Strategic Case projected growth rates for individual years that result in a 2% compound annual decline in revenue from fiscal year 2015 (actual revenue) through fiscal year 2020, primarily due to secular decline in unit rentals in the Redbox business. The key assumptions and estimates for fiscal years 2016 through 2020 underlying the Unrisked Strategic Case are the same as those underlying the Core Case, except that the Unrisked Strategic Case provided for a slower rate of unit rentals decline in the Redbox business (i.e., 20% decline in fiscal year 2016 and then 11-17% decline for fiscal years 2017 through 2020) and implementation of certain growth initiatives in the Redbox and Coinstar businesses, including provision of a digital sell-through video-on-demand service offering, a closed-loop marketing solution based on data accumulated through the Company’s businesses and international expansion of the Coinstar business, and additional corporate cost savings.

The following is a summary of the Downside Case:

Downside Case ($ in millions)
Fiscal Year	2016E	2017E	2018E	2019E	2020E
Revenue	1,980	1,716	1,588	1,446	1,341
Adjusted EBITDA(1)	349	342	311	264	232
Capital Expenditures	56	48	46	45	44

(1)	Adjusted EBITDA is defined as net income plus depreciation and amortization; interest expense, net; income taxes; and share-based payments expense.

The Downside Case projected growth rates for individual years that result in a 9% compound annual decline in revenue from fiscal year 2015 (actual revenue) through fiscal year 2020, primarily due to secular decline in unit rentals in the Redbox business. The Downside Case key assumptions and estimates are the same as those underlying the Core Case, except that the Downside Case provided for a higher rate of unit rentals decline in the Redbox business (i.e., 14-22% decline in fiscal years 2016 through 2020), lower margin improvements in the Redbox business due to higher product costs, lower annual savings in the Coinstar business, and no increase in electronic devices collected per kiosk per day and a lower increase in aggregate value per device collected in the ecoATM business.

Information about the Company’s Non-GAAP Financial Measures

The Company’s management included financial measures in the Company Forecasts that were not prepared in accordance with United States generally accepted accounting principles (“GAAP”) and the Company’s management and Board used these non-GAAP financial measures in considering strategic and financial alternatives for the Company because management uses such measures in analyzing the Company’s business results and forecasting future periods. The non-GAAP financial measures are provided as a complement to GAAP financial measures, are not meant to be considered in isolation or as a substitute for GAAP financial measures and may not be comparable with similarly titled measures of other companies and may differ from other measures used in the Company’s industries.

Adjusted EBITDA

The Company’s management and Board use Adjusted EBITDA because the Company’s management uses this financial measure to internally evaluate performance and trends and manage and plan operations, as this measure excludes certain expenses that are non-cash or not indicative of the Company’s directly controllable operating results.

A reconciliation of Adjusted EBITDA for each of the Core Case, Unrisked Strategic Case and Downside Case to net income, the most comparable GAAP financial measure, is presented in the following tables (totals may not add due to rounding):

Core Case ($ in millions)
	2016E	2017E	2018E	2019E	2020E
Net Income	110	139	136	118	111
Depreciation, amortization and other	151	118	96	87	75
Interest expense, net	41	39	39	30	24
Income taxes	61	77	75	65	61
Share-based payments expense(1)	21	16	16	16	16

Adjusted EBITDA	383	389	361	316	286

(1)	Includes both non-cash share-based compensation for executives, non-employee directors and employees as well as share-based payments for content arrangements.

Unrisked Strategic Case ($ in millions)
	2016E	2017E	2018E	2019E	2020E
Net Income	114	169	181	177	198
Depreciation, amortization and other	151	123	105	102	90
Interest expense, net	41	39	39	30	24
Income taxes	63	93	99	98	109
Share-based payments expense(1)	21	10	10	10	10

Adjusted EBITDA	388	434	434	416	430

(1)	Includes both non-cash share-based compensation for executives, non-employee directors and employees as well as share-based payments for content arrangements.

Downside Case ($ in millions)
	2016E	2017E	2018E	2019E	2020E
Net Income	89	110	104	86	77
Depreciation, amortization and other	151	118	95	85	73
Interest expense, net	41	39	39	30	24
Income taxes	49	60	57	47	43
Share-based payments expense(1)	21	16	16	16	16

Adjusted EBITDA	349	342	311	264	232

(1)	Includes both non-cash share-based compensation for executives, non-employee directors and employees as well as share-based payments for content arrangements.

Free Cash Flow

The Company believes free cash flow is an important non-GAAP measure as it provides additional information regarding the Company’s ability to service, incur or pay down indebtedness and repurchase its securities.

A reconciliation of Free Cash Flow for the Core Case and Unlevered Free Cash Flow for the Unrisked Strategic Case to net cash provided by operating activities, the most comparable GAAP financial measure, is presented in the following tables (totals may not add due to rounding):

Core Case ($ in millions)
	2016E	2017E	2018E	2019E	2020E
Net cash provided by operating activities	248	241	254	221	198
Capital expenditures	(56)	(49)	(48)	(47)	(47)

Free Cash Flow	192	191	206	173	151

Unrisked Strategic Case ($ in millions)
	2016E	2017E	2018E	2019E	2020E
Net cash provided by operating activities	252	274	305	290	297
Capital expenditures	(58)	(61)	(67)	(75)	(60)
Tax effected interest expense	26	25	25	19	15

Unlevered Free Cash Flow	220	237	263	234	253

Additional Information Concerning the Company Forecasts

The summaries of the Company Forecasts are included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial forecasts that were made available to potential bidders, including Management VIII, Company A and their respective representatives, the Board, and/or Morgan Stanley, and are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Company Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Company Forecasts are forward-looking statements and were prepared by the Company’s management.

No independent registered public accounting firm provided any assistance in preparing the Company Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Company Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the information contained in the Company Forecasts. The KPMG LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal control over financial reporting as of December 31, 2015. Such reports do not extend to the Company Forecasts and should not be read to do so.

By including the Company Forecasts in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation or warranty to any security holder regarding the information included in the Company Forecasts or the ultimate performance of the Company, the Surviving Corporation, the Surviving LLC or any of their affiliates compared to the information contained in the Company Forecasts. The Company has made no representation or warranty to Management VIII, in the Merger Agreement or otherwise, concerning the Company Forecasts.

The assumptions and estimates underlying the Company Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions or estimates will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company Forecasts, whether or not the Transactions are completed.

In particular, the Company Forecasts, while presented with numerical specificity, were based on numerous variables, estimates and assumptions that are inherently uncertain. Since the Company Forecasts cover multiple years, by their nature they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and cause results in the Company Forecasts to not be achieved include, but are not limited to, the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and any subsequent Quarterly Reports on Form 10-Q or other filings with the SEC, and under “Item 8—Additional Information—Forward-Looking Statements.” The Company Forecasts also reflect assumptions as to certain business decisions and third-party actions that are subject to change and include subjective judgments which are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The information set forth in the Company Forecasts is not fact and is not necessarily indicative of actual future results.

The Company Forecasts were developed by and for the Company on a standalone basis without giving effect to the Transactions, and therefore the Company Forecasts do not give effect to the Transactions or any changes to the Company’s operations or strategies that may be implemented after the consummation of the Transactions, including any costs incurred in connection with the Transactions. Furthermore, the Company Forecasts do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

The Company Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared (unless otherwise described herein). The Company undertakes no obligation and does not intend, except as required by law, to update or otherwise revise or correct the Company Forecasts to reflect circumstances existing since their preparation, to otherwise reflect the occurrence of unanticipated or unknown events, or to reflect changes in, among other things, general business, economic or industry conditions, competition, or law or regulation.

The inclusion of the Company Forecasts herein should not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company, and in fact, the Company does not view the Company Forecasts as material because of the inherent risks and uncertainties associated with such long range forecasts. In light of the foregoing factors and the uncertainties inherent in the Company Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Company Forecasts. The Company Forecasts should be evaluated, if at all, with the Company’s historical financial statements and other information regarding the Company contained in the Schedule 14D-9 and other filings with the SEC.

Intent to Tender.

As of August 4, 2016, the executive officers and directors of the Company collectively beneficially owned 82,982 Shares (excluding Shares issuable upon exercise of Company stock options, Company time-based restricted stock awards and Company performance-based restricted stock awards), representing approximately 0.5% of the then-outstanding Shares and, to the knowledge of the Company after making reasonable inquiry, each executive officer and director of the Company currently intends to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such person.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Company retained Morgan Stanley to serve as its financial advisor in connection with the Transactions, and, in connection with such engagement, Morgan Stanley provided to the Board Morgan Stanley’s fairness opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto. The Company selected Morgan Stanley as its financial advisor because, among other things, it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Morgan Stanley’s services as the Company’s financial advisor, the Company has agreed to pay Morgan Stanley a transaction fee of approximately $18 million, $2 million of which became payable upon the delivery of Morgan Stanley’s fairness opinion, and the remainder of which is contingent upon consummation of the Offer. The transaction fee was estimated based on the Company’s balance sheet as of June 30, 2016. In addition, the Company has agreed to reimburse Morgan Stanley for certain of its reasonable expenses, including outside counsel fees, and to indemnify Morgan Stanley and related persons against various liabilities.

See “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” and “—Opinion of the Company’s Financial Advisor” for additional information related to Morgan Stanley’s retention as the Company’s financial advisor, which is hereby incorporated by reference into this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or Mergers, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than certification of the number of shares earned by the Company’s Chief Executive Officer under a performance-based restricted stock award and the grant of annual restricted stock awards to directors in the ordinary course of business pursuant to the Company’s non-employee director program administered under the Company’s 2011 Incentive Plan, as amended and restated on July 7, 2016, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as relates to that described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

Golden Parachute Compensation.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Outerwall Merger is consummated, holders of Shares immediately prior to the Effective Time who have not tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Outerwall Merger.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL as in effect for transactions pursuant to agreements entered into prior to August 1, 2016, which full text is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and the full text of Section 262 of the DGCL as in effect for transactions pursuant to agreements entered into prior to August 1, 2016, is attached to this Schedule 14D-9 as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Under the DGCL, if the Outerwall Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer, (2) timely demand appraisal and otherwise follow the procedures set forth in Section 262 of the DGCL, and (3) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Outerwall Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the Merger Consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which Outerwall Merger Sub irrevocably accepts for purchase Shares validly tendered in the Offer, and 20 days after the initial mailing of this Schedule 14D-9 (which date of mailing was August 5, 2016), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Outerwall Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Outerwall Merger to those stockholders of the Company who made a written demand for appraisal pursuant to the first bullet above on or within 10 days after the Effective Time pursuant to Section 262 of the DGCL, if applicable. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the Outerwall Merger’s effective date. If the Outerwall Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

All written demands for appraisal should be addressed to:

Outerwall Inc.

1800 114th Avenue S.E.

Bellevue, Washington 98004

Attention: Chief Legal Officer, General Counsel and Corporate Secretary

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company (or the Surviving Corporation) is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company (or the Surviving Corporation) will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Outerwall Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” In Tri-Continental Corporation v. Battye, the Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Outerwall Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent, Outerwall Merger Sub nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent, Outerwall Merger Sub and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the Merger Consideration upon the terms offered in the Outerwall Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Outerwall Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) at or following the time at which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Mergers) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “moratorium,” “control share,” “business combination,” “takeover,” “fair price,” “interested stockholder” or other similar anti-takeover statute or regulation that may be applicable to the Transactions. Furthermore, neither Parent, Outerwall Merger Sub nor Redbox Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

The Company’s principal executive office is located in Bellevue, Washington. In certain circumstances, Chapter 23B.19 of the Washington Business Corporations Act (the “WBCA”) may affect attempts to acquire control of the Company. In general, under Chapter 23B.19 of the WBCA, a plan of merger between a “target corporation” (as defined in Chapter 23B.19 of the WBCA) and an “acquiring person” (defined as a person or group of persons, other than the target corporation or a subsidiary of the target corporation, who is the beneficial owner of voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation) can only be consummated if the board of directors recommends the plan of merger to the shareholders and (1) the merger or acquiring person’s share acquisition is approved by the board of directors prior to the acquiring person’s share acquisition time, or (2) the merger is approved by the board of directors and at least two-thirds of the votes entitled to be cast by the outstanding voting shares of the target corporation (excluding shares beneficially held by the acquiring person), unless five years have elapsed after the acquiring person acquired the shares or certain price and other conditions are satisfied. Under Chapter 23B.19 of the WBCA, the term “target corporation” includes a corporation incorporated in a state other than Washington if that corporation has a class of securities registered under the Exchange Act and certain other conditions relating to the location of its principal executive office, residence of its stockholders, residence of its employees and location of its tangible assets are met. Although the Company has not determined whether it meets the definition of a “target corporation” under these tests, the Board has approved of the entry into the Merger Agreement and the consummation of the Transactions, including the Offer and the Mergers, and has taken all appropriate action, so that Chapter 23B.19 of the WBCA, with respect to the Company, will not be applicable to Parent and Outerwall Merger Sub by virtue of such actions.

The Company is not aware of any other state anti-takeover laws or regulations that are applicable to the Transactions, including the Offer and the Mergers, and has not attempted to comply with any state anti-takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state anti-takeover law to the Transactions, including the Offer and the Mergers, or other business combination between Parent or Outerwall Merger Sub or Redbox Merger Sub and the Company or Redbox, each of Parent, Outerwall Merger Sub, Redbox Merger Sub, Redbox and the Company will take such action as then appears desirable to cause such state anti-takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state anti-takeover statutes is applicable to the Transactions, including the Offer or the Mergers, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Transactions, including the Offer and the Mergers, Parent, Outerwall Merger Sub and Redbox Merger Sub, as applicable, might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent and Outerwall Merger Sub, as applicable, might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Mergers, as applicable. In such case, Parent, Outerwall Merger Sub and Redbox Merger Sub, as applicable, may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the applicable filing of Premerger Notification and Report Form with respect to the Offer, unless a Request For Additional Information and Documentary Material is received from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance with such request, unless the Antitrust Division or the FTC terminates the additional waiting period before its expiration. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time.

However, at any time before or after Outerwall Merger Sub’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Outerwall Merger Sub or the Company or their respective subsidiaries or affiliates. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances.

The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Mergers on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such challenge is threatened or commenced by the Antitrust Division or the FTC or any state or other person, the consummation of the Offer or the Mergers may be delayed or fail to be completed.

Under the HSR Act, each of Management VIII and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made on July 29, 2016.

Stockholder Approval of the Outerwall Merger Not Required.

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the target corporation. Accordingly, the parties have agreed that, subject to the conditions specified in the Merger Agreement, including if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer (together with the Shares then owned by Outerwall Merger Sub, if any) is one Share more than 50% of the then outstanding Shares, the Outerwall Merger will be effected as soon as practicable following such consummation without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. The Company’s certificate of incorporation has no restrictions relating to a merger or business combination being undertaken pursuant Section 251(h) of the DGCL.

In addition, as further described above, no vote of stockholders is required under Section 203 of the DGCL as the Board has approved the Merger Agreement and the Transactions for purposes of Section 203 and neither Parent, Outerwall Merger Sub nor Redbox Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203.

Conditions to the Offer.

The information regarding the conditions of the Offer contained in Section 13 of the Offer to Purchase is incorporated herein by reference.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and its subsequent Quarterly Reports on Form 10-Q, including that for the three months ended June 30, 2016, and other Company filings made with the SEC.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements in addition to historical and other information. The Company uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would,” or any variations of these words, or other words with similar meanings to or that otherwise, identify forward-looking statements. All statements that address activities, events, performance or developments that the Company intends, expects or believes may occur in the future are forward-looking statements. Forward-looking statements may relate to such matters as the offer, its completion and the completion of the Transactions, as well as the Company’s industry, business strategy, goals, projections and expectations concerning the Company’s market positions, future operations, future performance, results or condition, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings.

The following are some of the factors and uncertainties that could cause actual future results, performance, condition and events to differ, including materially, from those expressed in any forward-looking statements:

(1) uncertainties as to the timing of the proposed transactions relating to the Offer; (2) the risk that the Transactions, including the Offer and the Mergers, may not be completed in a timely manner or at all; (3) uncertainties as to the percentage of the Company’s stockholders that will support the Transactions and tender their shares in the Offer; (4) the possibility that competing offers or acquisition proposals for the Company will be made; (5) the possibility that any or all of the various conditions to the consummation of the Transactions may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement (such as the occurrence of a material adverse effect), including in circumstances that would require the Company to pay a termination fee or other expenses; (7) risks regarding the failure to obtain the necessary financing to complete the Transactions; (8) risks related to the equity and debt financing and the Limited Guarantee entered into in connection with the Transactions; (9) the effect of the announcement or pendency of the Transactions on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, retailers, suppliers and others with whom it does business, and its operating results and business generally; (10) risks related to diverting management’s attention from the Company’s ongoing business operations; (11) the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; (12) effects of changes in the general business, political and economic climates; and (13) other factors as set forth from time to time in the Company’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2015, subsequent Form 10-Q filings, and other SEC filings

These forward-looking statements reflect the Company’s expectations as of the date of this Schedule 14D-9. Factors or events that could affect the Transactions or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for the Company to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by the Company in this Schedule 14D-9 speaks only as of the date hereof. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed herein, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated August 5, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Aspen Parent, Inc., Aspen Merger Sub, Inc. and Apollo Management VIII, L.P. on August 5, 2016 (the “Schedule TO”) (File Number 005-52865)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO (File Number 005-52865)).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO (File Number 005-52865)).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO (File Number 005-52865)).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO (File Number 005-52865)).

(a)(5)(A)	Text of Press Release dated July 25, 2016 issued by Outerwall Inc. and Apollo Global Management, LLC (incorporated by reference to Exhibit 99.1 to Outerwall Inc.’s Current Report on Form 8-K, filed July 25, 2016 (File Number 000-22555)).

(a)(5)(B)	Erik Prusch email to employees dated July 25, 2016 (incorporated by reference to Exhibit 99.1 to Outerwall Inc.’s Schedule 14D-9-C filed July 25, 2016 (File Number 005-52865)).

(a)(5)(C)	Master FAQs distributed on July 25, 2016 (incorporated by reference to Exhibit 99.2 to Outerwall Inc.’s Schedule 14D-9-C, filed July 25, 2016 (File Number 005-52865)).

(a)(5)(D)	Earnings release for the quarter ended June 30, 2016 (incorporated by reference to Exhibit 99.1 to Outerwall Inc.’s Current Report on Form 8-K, furnished July 28, 2016 (File Number 000-22555)).

(a)(5)(E)	Prepared remarks from the Chief Executive Officer and Chief Financial Officer (incorporated by reference to Exhibit 99.2 to Outerwall Inc.’s Current Report on Form 8-K, furnished July 28, 2016 (File Number 000-22555)).

(a)(5)(F)	Text of Summary Advertisement as published in The Wall Street Journal on August 5, 2016 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO (File Number 005-52865)).

(a)(5)(G)	Opinion of Morgan Stanley & Co. dated July 24, 2016 (included as Annex A to this Schedule 14D-9).

(a)(5)(H)	Text of Press Release of Aspen Parent, Inc. and Aspen Merger Sub, Inc. announcing the launch of the tender offer, dated August 5, 2016 (incorporated by reference to Exhibit (a)(5) to the Schedule TO (File Number 005-52865)).

(e)(1)	Agreement and Plan of Merger, dated as of July 24, 2016, by and among Outerwall Inc., Redbox Automated Retail, LLC, Aspen Parent, Inc., Aspen Merger Sub, Inc. and Redwood Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Outerwall Inc.’s Current Report on Form 8-K, filed July 28, 2016 (File Number 000-22555)).

(e)(2)	Equity Commitment Letter, dated as of July 24, 2016, pursuant to which certain equity funds managed by Apollo Management VIII, L.P. have committed cash as capital to Aspen Parent, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO (File Number 005-52865)).

(e)(3)	Limited Guarantee, dated as of July 24, 2016, delivered by certain equity funds managed by Apollo Investment Fund VIII, L.P. in favor of Outerwall Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO (File Number 005-52865)).

(e)(4)	Confidentiality Agreement, dated as of April 1, 2016, by and between Outerwall Inc. and Apollo Management VIII, L.P. (incorporated by reference to Exhibit (d)(4) to the Schedule TO (File Number 005-52865)).

(e)(5)	Executive Deferred Compensation Plan, as amended and restated on December 31, 2008 (incorporated by reference to Exhibit 10.18 to Outerwall Inc.’s Form 10-Q for the quarter ended March 31, 2009 (File Number 000-22555)).

(e)(6)	Outerwall Inc. 2011 Incentive Plan, as amended and restated on July 7, 2016 (incorporated by reference to Appendix A to Outerwall Inc.’s Proxy Statement on Form DEF 14A filed on June 1, 2016 (File Number 000-22555)).

(e)(7)	Equity Grant Program for Nonemployee Directors Under the 2011 Incentive Plan (incorporated by reference to Exhibit 10.6 to Outerwall Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 (File Number 000-22555)).

(e)(8)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to the CEO, COO or CFO prior to June 27, 2013 (incorporated by reference to Exhibit 10.4 Outerwall Inc.’s Form 10-Q for the quarter ended September 30, 2011 (File Number 000-22555)).

(e)(9)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Executives other than the CEO, COO or CFO prior to June 27, 2013 (incorporated by reference to Exhibit 10.5 to Outerwall Inc.’s Form 10-Q for the quarter ended September 30, 2011 (File Number 000-22555)).

(e)(10)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to the CEO, COO or CFO prior to June 27, 2013 (incorporated by reference to Exhibit 10.6 to Outerwall Inc.’s Form 10-Q for the quarter ended September 30, 2011 (File Number 000-22555)).

(e)(11)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Executives other than the CEO, COO or CFO prior to June 27, 2013 (incorporated by reference to Exhibit 10.7 to Outerwall Inc.’s Form 10-Q for the quarter ended September 30, 2011 (File Number 000-22555)).

(e)(12)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards to the CEO, COO or CFO prior to June 27, 2013 (incorporated by reference to Exhibit 10.1 to Outerwall Inc.’s Form 10-Q for the quarter ended March 31, 2012 (File Number 000-22555)).

(e)(13)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards to Executives other than the CEO, COO or CFO prior to June 27, 2013 (incorporated by reference to Exhibit 10.2 to Outerwall Inc.’s Form 10-Q for the quarter ended March 31, 2012 (File Number 000-22555)).

(e)(14)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Executives on or after June 27, 2013 (incorporated by reference to Exhibit 10.3 Outerwall Inc.’s Form 10-Q for the quarter ended June 30, 2013 (File Number 000-22555)).

(e)(15)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the 2011 Incentive Plan for Option Grants made to Nonemployee Directors on or after June 27, 2013 (incorporated by reference to Exhibit 10.5 to Outerwall Inc.’s Form 10-Q for the quarter ended June 30, 2013 (File Number 000-22555)).

(e)(16)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Nonemployee Directors on or after June 27, 2013 (incorporated by reference to Exhibit 10.6 to Outerwall Inc.’s Form 10-Q for the quarter ended June 30, 2013 (File Number 000-22555)).

(e)(17)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards made to Executives on or after June 27, 2013 and before February 12, 2015 (incorporated by reference to Exhibit 10.4 to Outerwall Inc.’s Form 10-Q for the quarter ended June 30, 2013 (File Number 000-22555)).

(e)(18)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards made to Executives on or after February 12, 2015 (incorporated by reference to Exhibit 10.3 to Outerwall Inc.’s Form 10-Q for the quarter ended March 31, 2015 (File Number 000-22555)).

(e)(19)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Awards made to Erik E. Prusch (incorporated by reference to Exhibit 10.3 to Outerwall Inc.’s Form 8-K filed on July 30, 2015 (File Number 000-22555)).

(e)(20)	Form of Notice of Restricted Stock Award and Form of Restricted Stock Award Agreement under the 2011 Incentive Plan for Performance-Based Awards made to Erik E. Prusch (incorporated by reference to Exhibit 10.4 to Outerwall Inc.’s Form 8-K filed on July 30, 2015 (File Number 000-22555)).

(e)(21)	Policy on Reimbursement of Incentive Payments (incorporated by reference to Exhibit 10.27 to Outerwall Inc.’s Form 10-Q for the quarter ended March 31, 2009 (File Number 000-22555)).

(e)(22)	Change of Control Agreement, executed on July 29, 2015, between Outerwall Inc. and Erik E. Prusch (incorporated by reference to Exhibit 10.5 to Outerwall Inc.’s Current Report on Form 8-K filed, July 30, 2015 (File Number 000-22555)).

(e)(23)	Addendum to Change of Control Agreement, dated as of August 2, 2016, between Outerwall Inc. and Erik E. Prusch (incorporated by reference to Exhibit 10.2 to Outerwall Inc.’s Current Report on Form 8-K, filed August 5, 2016 (File Number 000-22555)).

(e)(24)	Change of Control Agreement, dated as of January 2, 2013, between Coinstar, Inc. and Galen C. Smith (incorporated by reference to Exhibit 10.5 to Outerwall Inc.’s Current Report on Form 8-K, filed January 3, 2013 (File Number 000-22555)).

(e)(25)	Form of Change of Control Agreement (incorporated by reference to Exhibit 10.1 to Outerwall Inc.’s Current Report on Form 8-K, filed March 7, 2007 (File Number 000-22555)).

(e)(26)	First Amendment to Form of Change of Control Agreement (incorporated by reference to Exhibit 10.26 to Outerwall Inc.’s Form 10-Q for the quarter ended March 31, 2009 (File Number 000-22555)).

(e)(27)	Change of Control Agreement, dated March 11, 2014, between Outerwall Inc. and James H. Gaherity (incorporated by reference to Exhibit 10.5 to Outerwall Inc.’s Form 10-Q for the quarter ended June 30, 2016 (File Number 000-22555)).

(e)(28)	Change of Control Agreement, dated November 23, 2015, between Outerwall, Inc. and David D. Maquera (incorporated by reference to Exhibit 10.8 to Outerwall Inc.’s Form 10-Q for the quarter ended June 30, 2016 (File Number 000-22555)).

(e)(29)	Employment Agreement, entered into on January 2, 2013 and effective as of April, 2013, between Outerwall Inc. (f/k/a Coinstar, Inc.) and Galen C. Smith (incorporated by reference to Exhibit 10.4 to Outerwall Inc.’s Current Report on Form 8-K, filed January 30, 2013 (File Number 000-22555)).

(e)(30)	Employment Agreement, dated March 11, 2014, between Outerwall Inc. and James Gaherity (incorporated by reference to Exhibit 10.4 to Outerwall Inc.’s Form 10-Q for the quarter ended June 30, 2016 (File Number 000-22555)).

(e)(31)	Employment Agreement, dated November 23, 2015, between Outerwall Inc. and David D. Maquera (incorporated by reference to Exhibit 10.7 to Outerwall Inc.’s Form 10-Q for the quarter ended June 30, 2016 (File Number 000-22555)).

(e)(32)	Form of Indemnification Agreement for directors and Section 16 officers (incorporated by reference to Exhibit 10.51 to Outerwall Inc.’s Form 10-K for the year ended December 31, 2014 (File Number 000-22555)).

(e)(33)	Cooperation Agreement by and among Outerwall Inc., Engaged Capital, LLC and certain of its affiliates, and Jeffrey J. Brown, dated as of April 11, 2016 (incorporated by reference to Exhibit 10.1 to Outerwall Inc.’s Current Report on Form 8-K, filed April 12, 2016 (File Number 000-22555)).

(e)(34)	Amendment to Cooperation Agreement by and among Outerwall Inc. and Engaged Capital, LLC and certain of its affiliates, dated as of August 2, 2016 (incorporated by reference to Exhibit 10.1 to Outerwall Inc.’s Current Report on Form 8-K, filed August 5, 2016 (File Number 000-22555)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 5, 2016

OUTERWALL INC.

By:	/s/ Erik E. Prusch
Name:	Erik E. Prusch
Title:	Chief Executive Officer

ANNEX A

July 24, 2016

Board of Directors

Outerwall Inc.

1800 114th Avenue SE

Bellevue, WA 98004

Members of the Board:

We understand that Outerwall Inc. (“Outerwall” or the “Company”), Redbox Automated Retail, LLC, a wholly owned subsidiary of the Company (“Redbox”), Aspen Parent, Inc. (the “Buyer”), Aspen Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Outerwall Merger Sub”), and Redwood Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Redbox Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 24, 2016 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Outerwall Merger Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”) of the Company for $52.00 per share in cash, (ii) the subsequent merger (the “Merger”) of Outerwall Merger Sub with and into the Company and (iii) the subsequent merger of Redbox Merger Sub with and into Redbox. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares held in treasury, or owned by any direct or indirect wholly owned subsidiary of the Company, or owned by the Buyer or Outerwall Merger Sub (collectively, the “Excluded Shares”), or as to which dissenters’ rights have been perfected, will be converted into the right to receive $52.00 per share in cash (the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock (other than holders of Excluded Shares).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Reviewed the premia paid, to the extent publicly available, of certain comparable acquisition transactions;

7)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and certain parties and their financial and legal advisors;

8)	Reviewed the Merger Agreement, the draft commitment letter from certain lenders substantially in the form of the drafts dated July 24, 2016 and certain related documents; and

9)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the final Merger Agreement will not differ in any material respects from the last draft of the Merger Agreement which was reviewed by us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal advisor with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the rendering of this financial opinion and a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer and its affiliates, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the holders of shares of Company Common Stock should act in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such holders should tender their shares into the Tender Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock (other than holders of Excluded Shares).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Daniel C. Fetters
Daniel C. Fetters Managing Director

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22 and 79 Del. Laws, c. 122, § 12]

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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